October 29, 2018

Glen C. Warren, Jr.
Chief Financial Officer
Antero Resources Corporation
1615 Wynkoop Street
Denver, Colorado 80202

       Re: Antero Resources Corporation
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed February 13, 2018
           Form 8-K filed August 1, 2018
           File No. 001-36120

Dear Mr. Warren:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2017

Business and Properties
Our Properties and Operations
Estimated Proved Reserves
Proved Undeveloped Reserves, page 7

1. Changes to your proved undeveloped reserves ("PUDs") for the fiscal year ended
      December 31, 2017 include positive revisions for previously proved undeveloped properties reclassified from non-proved properties at December 31, 2016 to proved undeveloped at December 31, 2017. Describe the nature of these PUDs (i.e., product, location, etc) and tell us when they were initially booked and when they were removed from your reported PUD quantities. In addition, tell us when these PUDs are scheduled
 Glen C. Warren, Jr.
FirstName LastNameGlen C. Warren, Jr.
Antero Resources Corporation
Comapany NameAntero Resources Corporation
October 29, 2018
October 29, 2018 Page 2
Page 2
FirstName LastName
         for drilling and whether any have been drilled through September 30, 2018.
2. Disclosures in your previous filings on Form 10-K suggest that PUDs removed in prior years due to the impact of the 5-year development rule were primarily dry gas locations.
         Tell us how the previously removed PUDs that are again part of your development plan fit within your broader drilling program which has historically targeted the "more liquids-
         rich areas in [y]our portfolio."
3. You have revised your disclosed quantities of PUDs in the current year and in prior years due to the requirement per Rule 4-10(a)(31) of Regulation S-X to develop PUDs within five years of the initial booking date. Provide us with a description of the process through which changes to your development schedule are determined by management and approved by the Board of Directors. As part of your response, specifically address the manner in which decisions are made to remove PUDs that will not be developed within five years of their initial booking as proved reserves.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Stand-Alone Exploration and Production (E&P) Information, page 66

4. We note your presentation of selected financial information on a stand-alone basis for
         Antero (Parent) and your statement that you believe this information is useful to investors
         "as a means to evaluate Antero's operations on a stand-alone basis and its ability to service its debt obligations that are not guaranteed by Antero Midstream or to incur additional debt." Tell us in greater detail why you believe this information is meaningful and the degree to which it is meant to convey information regarding your exploration, development, and production operations to investors in light of your segment disclosure provided pursuant to FASB ASC 280-10-50 and results of operations disclosure provided pursuant to FASB ASC 932-235-50.
Form 8-K filed August 1, 2018

Exhibit 99.1, page 1

5. You present a number of measures that appear to be non-GAAP, but are not identified as such (e.g., adjusted net income per diluted share, adjusted EBITDAX margin, stand-alone net debt, etc). Please review each of the measures you include in
Exhibit 99.1 to determine
         whether they are non-GAAP and revise your disclosure as necessary for compliance with
         Item 10(e)(1)(i) of Regulation S-K.
6. You reconcile the non-GAAP measure Adjusted EBITDAX to net income including noncontrolling interest. Revise to provide a reconciliation to net income as presented in the statement of operations under GAAP. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and question 103.02 of the Compliance & Disclosure Interpretations regarding Non-
         GAAP Financial Measures.
 Glen C. Warren, Jr.
Antero Resources Corporation
October 29, 2018
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact Ethan Horowitz, Accounting Branch Chief, at 202-551-3311 with any other questions.



FirstName LastNameGlen C. Warren, Jr.                     Sincerely,
Comapany NameAntero Resources Corporation
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October 29, 2018 Page 3                                   Office of Natural
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